SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                             (Amendment No. ____)*

                                   Lumenis Ltd.
                         ------------------------------
                                (Name of Issuer)

                  Ordinary Shares, NIS 0.10 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  M40868107
                         ------------------------------
                                 (CUSIP Number)

                               January 14, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]        Rule 13d-1(b)

       [X]        Rule 13d-1(c)

       [ ]        Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP NO. M40868107                                                    2 of 7
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     BT Pension Scheme
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     England
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            3,000,000
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                3,000,000
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,000,000
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.12% (Based on 36,941,914 shares outstanding on 11/12/02)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     EP
_____________________________________________________________________________

                                  SCHEDULE 13G
CUSIP NO. M40868107                                                    3 of 7
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Royal Mail Pension Plan
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     England
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            3,000,000
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                3,000,000
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,000,000
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.12% (Based on 36,941,914 shares outstanding on 11/12/02)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     EP
_____________________________________________________________________________

                                  SCHEDULE 13G
CUSIP NO. M40868107                                                    4 of 7
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Hermes Investment Management, Ltd.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     England
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            3,000,000
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                3,000,000
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,000,000
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.12% (Based on 36,941,914 shares outstanding on 11/12/02)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     IA
_____________________________________________________________________________

                                  SCHEDULE 13G
CUSIP NO. M40868107                                                    5 of 7

Item 1(a).     Name of Issuer:

               Lumenis Ltd. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

               P.O. Box 240
               Yokneam, Israel 20692

Items 2(a),
(b) and (c).   Name of Persons Filing, Address of Principal Business Office and
               Citizenship:

               This Schedule 13G is being filed on behalf of (i) BT Pension Scheme, a pension plan organized under English law ("BT Pension"), (ii) Royal Mail Pension Plan, a pension plan organized under English law ("Royal Pension") and (iii) Hermes Investment Management, Ltd., an investment company organized under English law ("Hermes Investment," together with BT Pension and Royal Pension, collectively, the "Reporting Persons"). The principal business office of each of the Reporting Persons is Lloyds Chambers, 1 Portsoken Street, London, E1 8HZ.

Item 2(d).     Title of Class of Securities:

               Ordinary Shares, NIS 0.10 par value per share, of the Issuer (the "Ordinary Shares")

Item 2(e).     CUSIP Number:

               M40868107

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               Not Applicable.

Item 4.        Ownership.

               (a), (b) Amount beneficially owned and percentage of class (see
                        Item 6 hereof):

                    BT Pension owns 2,125,000 shares of Ordinary Shares, representing 5.75% of the Issuer's issued and outstanding shares (based on 36,941,914 shares outstanding on 11/12/02). Royal Pension owns 875,000 shares of Ordinary Shares, representing 2.37% of the Issuer's issued and outstanding shares (based on 36,941,914 shares outstanding on 11/12/02). Hermes Investment has the power to sell or vote on behalf of BT Pension and Royal Pension all of the shares of Ordinary Shares to which this report relates. As such, under Rule 13d-3(a), Hermes Investment may be deemed to be the beneficial owner of such shares, which represents

                                  SCHEDULE 13G
CUSIP NO. M40868107                                                    6 of 7

                    3,000,000 shares of Ordinary Shares, representing 8.12% of the Issuer's issued and outstanding shares (based on 36,941,914 shares outstanding on 11/12/02).

               (c) Number of shares to which such person has voting and dispositive power:

                    BT Pension and Royal Pension share beneficial ownership of the securities identified in subsection (a) above with Hermes Investment, which has voting and dispositive power over all such shares.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Pursuant to investment management agreements between BT Pension, Royal Pension and Hermes Investment, Hermes Investment has the power to sell or vote on behalf of BT Pension and Royal Pension all of the shares of Ordinary Shares to which this report relates. As such, under Rule 13d-3(a), Hermes Investment may be deemed to be the beneficial owner of such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               See Attached Exhibit

Item 9.        Notice of Dissolution of a Group.

               Not Applicable.

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G
CUSIP NO. M40868107                                                    7 of 7

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2003


                                    BT PENSION SCHEME

                                    By: Hermes Investment Management, Ltd.


                                    By: /s/ Adrian White
                                        ---------------------------------
                                        Adrian White, Manager



                                    ROYAL MAIL PENSION PLAN

                                    By: Hermes Investment Management, Ltd.


                                    By: /s/ Adrian White
                                        ---------------------------------
                                        Adrian White, Manager



                                    HERMES INVESTMENT MANAGEMENT, LTD.


                                    By: /s/ Adrian White
                                        ---------------------------------
                                        Adrian White, Manager

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to their shares of Ordinary Shares, NIS 0.10 par value per share, of Lumenis Ltd., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 26, 2003.

                                    BT PENSION SCHEME

                                    By: Hermes Investment Management, Ltd.


                                    By: /s/ Adrian White
                                        ---------------------------------
                                        Adrian White, Manager



                                    ROYAL MAIL PENSION PLAN

                                    By: Hermes Investment Management, Ltd.


                                    By: /s/ Adrian White
                                        ---------------------------------
                                        Adrian White, Manager



                                    HERMES INVESTMENT MANAGEMENT, LTD.

                                    By: /s/ Adrian White
                                        ---------------------------------
                                        Adrian White, Manager

                                                               Exhibit to Item 8

     The members of the Group are BT Pension Scheme, Royal Mail Pension Plan and Hermes Investment Management, Ltd.